

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

February 21, 2018

James M. Trimble
Interim Chief Executive Officer and President
Sailfish Energy Holdings Corporation
625 E. Kaliste Saloom Road
Lafayette, LA 70508

> **Re: Sailfish Energy Holdings Corporation**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed February 9, 2018**
> **File No. 333-222341**

Dear Mr. Trimble:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 25, 2018 letter.

Background of the Transactions, page 74

1. We note your response to our prior comment 5. Please provide more details regarding how Stone Energy's board determined the aggregate amount of merger consideration to be received by Stone Energy stockholders.

Opinion of Stone's Financial Advisor, page 101

Discounted Cash Flow Analysis, page 101

2. We note your response to our prior comment 11. Please further describe the material assumptions made by Petrie in selecting the range of 9% to 30% discount rates in their Discounted Cash Flow Analysis.

Precedent Transactions – Oil & Gas Corporate Transactions, page 106

3.   We note your response to our prior comment 14. In this regard, we note that all the transaction multiples applied in this analysis for Stone Energy appear to be below the mean of the range of multiples implied by the precedent transactions. Please provide more details regarding how Petrie selected the transaction multiples applied with respect to Stone Energy.

Capital Market Comparison Analysis, page 106

4.   We note your response to prior comment 15. Please revise the disclosure to explain why Petrie used its professional judgment to choose certain market value multiples applied in this analysis that are outside of the full range implied by the peer companies.

Certain Updates, page 112

5.   We note your response to prior comment 18 and reissue the comment. In this regard, we note that there appears to be no discussion in your consent solicitation/prospectus of the projections included on page 14 of Stone Energy's board books.

Unaudited Pro Forma Condensed Combined Financial Statements, page 159

6.   We note shares of unvested restricted stock units held by officers and employees of Stone Energy and the outstanding restricted stock units held by the directors of Stone Energy will vest at the time of the merger and will be settled in a share of New Talos common stock. Please tell us why you do not include adjustments to reflect the settlement of the restricted stock units in the pro forma financial statements.

Unaudited Pro Forma Condensed Combined Statements of Operations, page 161

7.   We note in pro forma adjustment (e) you are adjusting accretion expense on the asset retirement obligation as you have revised an assumption used in the calculation. Please clarify within the note disclosure how this adjustment directly relates to the transactions being presented in the pro forma financial statements.

8.   Refer to pro forma adjustment (h). Please clarify within the note disclosure why interest expense decreases for the year ended December 31, 2016 but increases for the nine months ended September 30, 2017 to reflect the transactions contemplated under the Exchange Agreement.

Unaudited Pro Forma Condensed Combined Balance Sheet, page 162

9.   Please provide an explanation for the $60,000 pro forma adjustment to the line item, Long-term debt, net of discount and deferred financing costs.

10.   Refer to pro forma adjustment (m) where you are adjusting accounts payable to include estimated transaction costs totaling $62.5 million, which represents direct, incremental costs of the Transaction that are not yet reflected in the historical financial statements of Talos Energy and Stone Energy. Please tell us how this adjustment is factually supportable.   In addition, you state the offset to the adjustment to accounts payable is an increase to Accumulated deficit. However, the adjustment to Accumulated deficit totals $628 million; therefore, it appears you are adjusting Accumulated deficit for additional items. As indicated in our prior comment 22, please present all pro forma adjustments on a gross basis on the face of the pro forma balance sheet, or alternatively, include the components of the adjustment in the notes to the pro forma financial statements.

11.   Refer to pro forma adjustment (k) where you state you are eliminating Member's equity of Talos Energy and the historical stockholders' equity of Stone Energy. It does not appear you have eliminated the Accumulated deficit account balance of Stone Energy which should be done to record the business combination. In addition, it is unclear why you have eliminated the Member equity account balance of Talos Energy. Finally, pro forma adjustment (k) also includes adjustments to record the issuance of New Talos shares to Stone Energy and Talos Energy which are not discussed in the notes. Please revise your pro forma balance sheet and related notes accordingly to address these matters.

12.   We note in response to prior comment 26 you now state the weighted average shares outstanding was calculated based on the number of New Talos shares to be issued to Stone Energy and quantify that amount based on Stone Energy's number of shares outstanding as of September 30, 2017. Please include additional details of the number of shares to be issued to Talos Energy and under the Exchange Agreement such that a reader may understand how the 54 million average shares outstanding number was derived.

Business, page 188

Talos Energy, page 188

Summary of Reserves, page 193

13.   We note that you have not yet provided us with the information required by prior comments 33, 34 and 35. We will need sufficient time to consider those responses.

Financial Statements

14.   Please revise to provide updated financial statements and pro-forma statements as required by Rules 3-12 and 11-02 of Regulation S-X.

Exhibits

15.   We note your response to prior comment 42. We note that New Talos will be required to meet a minimum work program during a four-year exploration period for the development of Mexican acreage, Blocks 2 and 7, under production sharing contracts with the National Hydrocarbons Commission of Mexico. The aggregate value of the minimum work program under these contracts is approximately $143 million, of which Talos Production is responsible for a pro rata portion based on its participation interest – 45% in Block 2 and 35% in Block 7. We note that if Talos Production or the Consortium is unable to meet the minimum work program, after the completion of the Transactions, New Talos, whose principal asset will be 100% of the equity interests in Talos Production, could be liable along with the other members in the Consortium for the full remaining financial guarantee, and the CNH could rescind. In this regard, it appears that you will have material obligations under such contracts. Additionally, we note disclosures pertaining to these production sharing contracts which describe the acreage and potential royalties. Disclosures on page 189 and 193 indicate that Talos Production has participation interests in approximately 162,904 gross acres with numerous high impact prospects in well-established and emerging plays, and that operating profit to the Consortium after the allocation for cost recovery and royalties on Blocks 2 and 7 is 44% and 31%, respectively. Based on the foregoing, please file these contracts or provide a more detailed analysis explaining why these contracts are not material and why you are not substantially dependent on them. Refer to Item 601(b)(10) of Regulation S-K. Refer to Item 21 of Form S-4 and Item 601(b)(10) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration of the effective date of the pending registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Mark Wojciechowski, Staff Accountant, at (202) 551-3759 or Jenifer Gallagher, Staff Accountant, at 202-551-3706 if you have questions regarding comments on the financial statements and related matters. You may contact John Hodgin, Petroleum Engineer, at (202) 551-3699 with questions regarding engineering comments. Please contact Irene Barberena-Meissner, Staff Attorney, at (202) 551-6548 or me at (202) 551-3642 with any questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Legal Branch Chief
Office of Natural Resources

cc: Rebecca L. Tyler
        Akin Gump Strauss Hauer & Feld LLP